SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended September 30, 1999.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  December 22, 1999

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             THIRD QUARTER 1999

 (1) EUA Energy Investment Corporation Financial Statements for the third quarter 1999.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              September 30, 1999
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                     ($17,547)
    Other Assets                                       949
          Total fixed Assets                       (16,598)
Current Assets:
    Cash and Temporary Cash Investments                 15
    Notes Receivable                                27,503
    Accounts Receivable                              8,057
    Prepayments and Other Assets                     1,814
          Total Current Assets                      37,389
TOTAL ASSETS                                       $20,791

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Deficit) Earnings                        (41,429)
          Total Common Equity                      (41,428)
          Total Capitalization                     (41,428)
Current Liabilities:
    Notes Payable to Parent                         60,049
    Accounts Payable                                    42
    Accrued Interest                                 3,040
    Total Current Liabilities                       63,131
Other Liabilities                                      446
Accumulated Deferred Taxes                          (1,358)
TOTAL LIABILITIES AND EQUITY                       $20,791


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended September 30, 1999
                                  (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                 52       216
    Depreciation & Amortization               12        29
    Taxes - Other                              2         8
    Income and Deferred Taxes             (6,864)   (7,292)
          Total Operating Expenses        (6,798)   (7,039)
Operating Income                           6,798     7,039
Other Income and Deductions               (8,133)  (22,043)
    Loss Before Interest Charges          (1,335)  (15,004)
Interest Charges:
    Interest Expense - Associated Companies  820     2,217
    Other Interest Expense                     1         2
          Total Interest Charges             821     2,219
Net (Loss)                               ($2,156) ($17,223)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Nine Months Ended September 30, 1999
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Loss                              ($17,223)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (1,067)
        Accounts & Notes Payable                     8,787
        Accrued Expenses                             2,217
        Deferred Income Taxes                         (134)
        Other (Net)                                  2,347
       Net Cash (Used In) Operating Activities      (5,073)
Investing Activities:
    Investments in Subsidiaries                      5,072
    Net Cash Provided From Investing Activities      5,072
Net (Decrease) in Cash and Cash Equivalents            (1)
Cash and Cash Equivalents at December 31, 1998          16
Cash and Cash Equivalents at September 30, 1999         15

                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                            THIRD QUARTER 1999

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.

(3) EUA Energy did not invest in R&D funding during the nine months ended September 30, 1999.

     EUA Energy completed the sale of certain assets of the RENOVA, LLC, special purpose entity. This transaction closed on September 30, 1999.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications

(5) EUA Energy will not invest in any further business development opportunities and is currently divesting its remaining investment projects.